[Letterhead of Clifford Chance US LLP]

June 7, 2010

VIA EDGAR AND BY HAND

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Cascal N.V.

Schedule TO-T filed May 21, 2010

Amendment No. 1 to Schedule TO-T

Filed May 26, 2010

Filed by Sembcorp Industries Ltd.

File No. 5-84491

Dear Ms. Duru:

On behalf of Sembcorp Industries Ltd. (“Parent”) and Sembcorp Utilities Pte Ltd. (“Purchaser”, and together with Parent, the “Filing Persons”), we are providing the following responses to comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 28, 2010 (the “Comment Letter”) relating to the above-referenced Schedule TO-T filed on May 21, 2010 and Amendment No. 1 to Schedule TO-T filed on May 26, 2010. The Filing Persons have revised the Schedule TO-T in response to the Staff’s comments and are filing concurrently with this letter an amendment to Schedule TO-T to reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Offer to Purchase in the amended Schedule TO-T.

Schedule TO-T

General

1.	It appears that the bidders, through arrangements made by Biwater and its affiliates under the Revised NDA, were allowed to perform due diligence and granted access to company management during the period leading up to the offer.

Given the level and type of information that Sembcorp had access to by virtue of its relationship with Biwater and the nature of the relationships that Biwater has with Sembcorp, please indicate if consideration was given to whether Sembcorp and its affiliates should be considered affiliates engaged in a going private transaction.

With our assistance, Purchaser considered the applicability of Rule 13e-3 to the proposed tender offer (the “Transaction”) and whether Purchaser should be considered an affiliate engaged in a going private transaction. Purchaser considered, among other things, the Staff’s analysis in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 (the “Outline”) and the Staff’s guidance in Compliance & Disclosure Interpretations 201.01, 201.05 and 201.06 (each, an “Interpretation”).

For the reasons set forth below, we respectfully advise the Staff that we do not believe that (i) the Transaction constitutes a “Rule 13e-3 transaction” within the meaning of Rule 13e-3, (ii) Purchaser is an affiliate of Biwater or the Company, or (iii) any of the executives of Biwater or the Company (each, an “Executive” and collectively, the “Executives”) are affiliates of Purchaser.

Rule 13e-3 defines a “Rule 13e-3 transaction” as a purchase of any equity security, or tender offer for any equity security, made by the issuer of such security or by an affiliate of such issuer. The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, we do not believe the facts and circumstances related to the Transaction lead to the conclusion that Purchaser is an affiliate of Biwater or the Company such that the Transaction would constitute a Rule 13e-3 transaction.

Purchaser is not an affiliate of Biwater or the Company. Purchaser does not (i) own any equity securities of Biwater or the Company, (ii) have any representation on the board of directors of Biwater or the Company (or the right to appoint any representatives to their respective boards, other than it will obtain the right to appoint members to the board of directors of the Company as a result of the acquisition of Shares of the Company pursuant to the Transaction), or (iii) have any other relationship that is indicative of control of, or common control with, Biwater or the Company.

Furthermore, as disclosed in greater detail in the section of the Offer to Purchaser entitled “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements,” the proposed Transaction is an arms-length transaction that is the result of a nearly two year auction process initiated by Biwater in 2008 after engaging the services of a financial advisor, during which process Purchaser emerged as the only interested party with an acceptable offer. The mere fact that Purchaser was allowed to perform due diligence on the Company and was granted access to the Company’s management, as were other bidders involved in the earlier stages of the auction process, does not make it an affiliate.

Lastly, we do not believe that Purchaser should be considered an affiliate of Biwater or the Company due to any proposed future relationship with the Executives. As described in the Outline and further reflected in Interpretation 201.05, the key question is whether members of management of the issuer can be considered to be affiliates of the purchaser and hence on “both sides of the transaction,” making the purchaser also an affiliate of the issuer. We recognize that the Staff has taken the position that members of senior management of an issuer engaged in a going-private transaction may incur a Schedule 13E-3 filing obligation where the going-private transaction will be effected through a merger of the issuer into a purchaser (or its acquisition subsidiary) even though management’s involvement in the negotiations is limited to each manager’s future employment and/or equity participation in the surviving company and the issuer has established a special committee to negotiate all other terms of the transaction. As stated in the Outline, “[a]n important aspect of the staff’s analysis was that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of this company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” The Staff has noted in the past that it would not view a person as an affiliate of a purchaser based solely on employment arrangements or executive officer or director positions. (See Note 6, Release No. 34-16075 (August 2, 1979)). The Staff, in Interpretation 201.01, suggested consideration of the following factors in determining whether a Schedule 13E-3 filing is required when there is continuity of management: (i) increases in consideration to be received by management, (ii) alterations in management’s executive agreements favorable to such management, (iii) the equity participation of management in the acquiror and (iv) the representation of management on the board of the acquiror. We do not believe that any of the foregoing elements are present in the current Transaction.

With respect to the Transaction, Purchaser is a strategic (non-financial) acquiror. Negotiations by Purchaser with Biwater and the limited negotiations with the Company did not involve “the terms of [any] manager’s future employment and/or equity participation in the surviving company” or Purchaser. See Section II.D.3 of the Outline. It is currently expected that for all senior management, existing salaries will remain in place, although Purchaser has made no commitment with respect to such matters. Neither Purchaser nor Biwater has negotiated any change in the individual employment arrangements of any Executive in connection with the tender offer. Following the Transaction, to the Filing Persons’ knowledge, no Executive will, individually or in the aggregate, hold a material amount of the Company’s equity. Purchaser will own at least 58% of the Company. Currently, management of the Company only has one seat on the Company’s board of directors, which is held by the CEO, Mr. Stephane Richer. It is currently expected that Mr. Richer will initially remain on the Company’s board of directors following the Transaction, but Purchaser has made no commitment to keep Mr. Richer on the board of directors for any period of time. In addition, Purchaser shall have the right to designate the rest of the board of directors and it is anticipated that the remaining members of the Company’s board of directors will consist solely of Sembcorp designees and independent directors, none of whom will be any other member of the Company’s management. Through its intended control of the board, Purchaser will control all decisions of the Company following the completion of the Transaction. Accordingly, no Executive will be “in control of the seller’s business both before and after the transaction.” See Release No. 34-16075.

Purchaser believes that, for the foregoing reasons, the Transaction does not constitute a going-private transaction because the Transaction is the result of an arms-length auction and negotiation process with an unaffiliated acquiror, and the Executives are not affiliates engaged in a going-private transaction within the meaning of Rule 13e-3

2.

Pursuant to the terms of the Tender Offer and Stockholder Support Agreement, the bidders will acquire a controlling 58.4% interest in the company through acquisition of the Biwater shares. Disclosure in the Offer to Purchase commencing on page 44 lists a range of alternative plans for the company following the completion of the tender offer, none of which appear to be firm commitments or plans. Additionally, disclosure in the Offer to Purchase references the bidders’ intent to delist the shares from the NYSE following the completion of the offer and to deregister shares pursuant to Section 12 of the Exchange Act, if possible. We also note disclosure regarding the intent of the bidders, with assistance from Biwater, to effect a change in the Board of Directors following the tender offer. We refer you to Exchange Act Rule 13e-3. Please provide us with a well reasoned legal analysis as to why Rule 13e-3 does not apply and/or the exceptions you are relying on with respect to the transaction. To the extent the bidders intend to rely on the exception in Rule 13e-3(g)(1), please provide us with a well reasoned legal analysis of how the bidders comply with the provisions set forth in that exception. Refer also to Questions 7 and 8 of Exchange Act Release 17719 (April 13, 1981). We may have further comment.

We respectfully refer the Staff to our response to Comment No. 1 set forth above. In addition, Purchaser discloses on a supplemental basis that it reviewed the definition of “Rule 13e-3 transaction” set forth in Exchange Act Rule 13e-3(a)(3) and determined that the tender offer is not a step in a Rule 13e-3 transaction. As set forth in Section II of Release No. 34-17719, a Rule 13e-3 transaction consists of three elements: (i) an issuer or an affiliate of such issuer; (ii) engaging in one or more of certain specified transactions; (iii) having a purpose or reasonable likelihood of resulting in one or more specified effects. All of these elements must be present for Rule 13e-3 to be applicable. Purchaser concluded that its tender offer is not a Rule 13e-3 transaction because the first element was not satisfied as the tender offer was by neither “an issuer nor an affiliate of such issuer.” Purchaser was not an affiliate of the Company at the time of the commencement of its offer. Rule 13e-3(a)(1) defines “affiliate” of an issuer to mean “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 13e-3(a)(1) further provides that for purposes of Rule 13e-3 only, a “person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof.” Purchaser has not controlled and currently does not control the Company. Other than Biwater’s contractual obligation contained in the Tender Offer and Stockholder Support Agreement, pursuant to which Biwater agreed to vote against any action or agreement that would impede or interfere with, or prevent, the offer, as of the commencement of the tender offer, Purchaser did not own, beneficially or otherwise, any equity or voting interests in the Company, and Purchaser has not changed and will not change the management or board of directors, or otherwise exercise control over the Company prior to the completion of the tender offer. As such, Sembcorp is an unaffiliated security holder as set forth in paragraph (4) of Exchange Act Rule 13e-3.

Exhibit (a)(1)(A): Offer to Purchase

Summary Term Sheet, page 1

3.	Given the two-tiered structure of the tender offer, please revise to clarify and further highlight in a separate Question and Answer, the adverse consequences to shareholders resulting from the structure.

In response to the Staff’s comment, we have added a Question and Answer on page 6 of the Offer to Purchase entitled “WHAT ARE THE CONSEQUENCES TO ME OF THE TWO-TIERED PRICING STRUCTURE?” In addition, we added disclosure on page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date.”

Acceptance for Payment and Payment of Shares, page 14

4.	We note your disclosure here that the Purchaser reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering document to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

With regard to the Staff’s comment, we confirm our understanding that if Purchaser assigns or transfers to one or more of its affiliates the right to purchase tendered equity shares, such entity may need to be added as a filing person on the Schedule TO-T and that in turn may necessitate an extension of the offer period and may require revision of the offering document to provide all of the disclosure required by Schedule TO as it relates to such entity.

Certain Information Concerning the Company, page 24

5.	We note your disclaimer of responsibility for information contained in your offering document that has been extracted from Cascal N.V’s reports and other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Please revise accordingly.

In response to the Staff’s comment, we have revised the referenced language on page 24 of the Offer to Purchase under “Certain Information Concerning the Company” to eliminate the disclaimer of responsibility for the accuracy or completeness of the information contained in the Offer to Purchase with respect to the Company.

Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements, page 27

6.	We note disclosure on page 29 regarding the terms of the February 3, 2010 Exclusivity Letter. Please supplementally advise us of the role Mr. Magor played in the initiation, structuring, and/or negotiation of the transaction. Further, please advise us of the type of “reasonable assistance” Biwater agreed to provide and did provide in attempting to secure a recommendation from the Company’s Board.

In response to the Staff’s comment, we have supplemented the disclosure on page 29 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements.”

7.	Please supplement the discussion in the background section to disclose why the parties decided upon a two-tier structure, whether any other alternative structures were considered and whether they discussed any other price points for the highest and lowest bid price.

In response to the Staff’s comment, we have supplemented the disclosure on page 32 of the Offer to Purchase under “Background of the Offer; Other Transactions; the Tender Offer and Stockholder Support Agreement and Related Agreements.”

Source and Amount of Funds, page 48

8.	Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 48 of the Offer to Purchase under “Source and Amount of Funds.”

Certain Conditions of the Offer, page 48

9.	Further to our comment above. As the bidders are aware, the conditions of the tender offer must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Given that there is no disclosure as to how or when a determination will be made regarding offer condition (g)(ii), the assertion of the offer condition appears to be within the exclusive control of the bidders. Please revise to specify how and when the bidders will seek to verify whether Mr. Wager has received a distribution of shares from the company. Alternatively, if verification of the issuance has occurred, please update the disclosure accordingly, inclusive of updates as to the status of negotiations occurring between Biwater and the Purchaser regarding a possible reduction in price per share.

With regard to the Staff’s comment, the Company disclosed in its Schedule 14d-9 filed with the Securities and Exchange Commission on June 1, 2010, that, effective April 27, 2010, the Company granted 200,000 Shares (the “Restricted Shares”) to WAGCAP Advisors LLC, an Ohio limited liability company (the “Consultant”), through which Mr. Wager is providing consulting services. The Schedule 14d-9 states that the Restricted Shares vest on April 27, 2011, subject to accelerated vesting upon termination by the Company without cause or by the Consultant for good reason, or forfeiture upon termination by the Company for cause or by the Consultant without good reason. Purchaser is evaluating its options in this regard and may take steps to renegotiate the Offer Price with Biwater. We are aware that any adjustment to the Offer Price will necessitate an extension of the offer period and have revised our disclosure on (i) page 6 of the Offer to Purchase under “SUMMARY TERM SHEET – WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER,” (ii) page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date,” (iii) page 51 of the Offer to Purchase under “Certain Conditions to the Offer, Failure of Certain Conditions to the Offer” and (iv) page 52 of the Offer to Purchase under “Dividends and Distribution” to indicate that in the event the Offer Price is adjusted due to the failure of certain specified conditions, including the issuance of shares of the Company to Mr. Wager, or the condition is waived, Purchaser will ensure that the Offer will remain open for (i) at least ten business days after announcement, in the event of an adjustment to the Offer Price, or (ii) an appropriate period of time after announcement, in the event of a waiver of the condition.

10.	We refer you to disclosure regarding possible adjustments to the offer price following confirmation that Mr. Wager has been issued shares and in disclosure under the heading “Dividends and Distributions”. Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distribution declared by the Company, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14e-1(b).

In response to the Staff’s comment, we have revised the disclosure on (i) page 6 of the Offer to Purchase under “SUMMARY TERM SHEET – WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER”, (ii) page 13 of the Offer to Purchase under “Terms of the Offer; Expiration Date”, (iii) page 51 of the Offer to Purchase under “Certain Conditions to the Offer, Failure of Certain Conditions to the Offer” and (iv) page 52 of the Offer to Purchase under “Dividends and Distribution” to indicate that in the event the Offer Price is adjusted due to the failure of certain specified conditions, Purchaser will ensure that the Offer will remain open for (i) at least ten business days after announcement, in the event of an adjustment to the Offer Price, or (ii) an appropriate period of time after announcement, in the event of a waiver of the condition.

Miscellaneous, page 54

11.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. As noted in a prior comment, the conditions must also be drafted with sufficient specificity to allow for objective verification. We refer to the condition in (a)(ii) regarding any action seeking to prohibit or “limit the full rights of ownership or operation of the Company, Purchaser or any of their affiliates of all or any of the business or assets of the Company, Purchaser or any of their affiliates...” This condition is overly broad. As drafted, the breadth of what constitutes the “full rights of ownership”, the degree or severity of the “limitation” affecting such rights, and the entities subject to the condition (i.e., the company, purchaser and its affiliates), is not clearly described or defined. Moreover, the condition is overly broad because a determination of whether the condition in (a)(ii) has been triggered would be left to the sole determination of the Purchaser/bidders. Given that the Purchaser has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Purchaser has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the Purchaser’s discretion may be judged. Please note that a similarly broad condition appear in (a)(iii). Please revise accordingly.

In response to the Staff’s comment, we have revised conditions (a)(ii) and (a)(iii) to include a standard of reasonableness against which Purchaser’s discretion may be judged.

12.	The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-10(b)(2).

In response to the Staff’s comment and in compliance with Rule 14d-10(b)(2), Purchaser has revised the disclosure to exclude only those target holders in a U.S. state where Purchaser is prohibited from making the Offer.

*        *        *

On behalf of the Filing Persons, we confirm that the Filing Persons acknowledge, in connection with the filing of amendments to the Schedule TO-T (the “Filings”) referred to above in response to the Staff’s comments that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 878-8490 with any further questions or comments you may have regarding the Filings, or if you wish to discuss any of the foregoing responses.

Very truly yours,

/s/ Brian Hoffmann
Brian Hoffmann

Enclosure

cc:	Ms. Lim Suet Boey

Sembcorp Industries Ltd.

30 Hill Street, #05-04

Singapore 179360

8